Exhibit 21.0

SUBSIDIARIES

Parent

Fraternity Community Bancorp, Inc.

Subsidiary	Percentage Owned	Jurisdiction of Incorporation
Fraternity Federal Savings and Loan Association	100%	United States
764 Washington Boulevard LLC(1)	100%	Maryland
764 Washington Boulevard II LLC(1)	100%	Maryland
4819 Palmer LLC(1)	100%	Maryland
Fraternity Insurance Agency(1)	100%	Maryland

(1)	Wholly owned subsidiary of Fraternity Federal Savings and Loan Association.